Exhibit for Item 77D – Policies with Respect to Security Investments

The principal investment strategies for Fidelity Strategic Dividend & Income Fund have been modified as follows (new text is underlined):

The fund's neutral mix, or the benchmark for its combination of investments in each category over time, is approximately 50% common stocks, 15% REITs and other real estate related investments, 15% convertible securities, and 20% preferred stocks. In normal market environments, the Adviser expects the fund's asset allocation to approximate the neutral mix within a range of plus or minus 10% of assets per category, although there are no absolute limits on the percent of assets invested in each category. The Adviser regularly reviews the fund's allocation and makes changes gradually over time to favor investments that it believes provide the most favorable outlook for achieving the fund's objective. By allocating investments across different types of equity securities, the Adviser attempts to moderate the significant risks of each category through diversification. For purposes of these allocations, the Adviser will include the fund's investments in master limited partnerships (MLPs) in the common stock category.